January 23, 2007

Robert J. Hanks
Chief Executive Officer
Harbor Acquisition Corporation
One Boston Place, Suite 3630
Boston, Massachusetts 02108

RE: Harbor Acquisition Corporation
Preliminary Proxy Statement on Schedule 14A
Filed December 22, 2006
File No. 001-32688

Dear Mr. Hanks:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your indication in the Notice of Special Meeting that the special meeting may be adjourned for the purpose of soliciting additional proxies, which is accompanied by

language indicating your ability to conduct any other business as may be properly brought before the special meeting. The postponement or adjournment of a meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. See Rule 14a-4. Please revise this disclosure and the proxy card. The proxy card should have an additional voting box so that shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is contemplated.

2. You indicate on page 37 that any proxies that are returned without a specific grant of authority will be voted "for" the proposals. Please provide a detailed legal analysis as to how this construction is permissible under applicable law.

3. Please explain the basis for your statement on page 37 that broker non-votes will be counted as votes "against" the amendment but will have no impact on the other two proposals.

4. Fill in the blanks throughout the proxy statement as of the most recent practicable date and update as necessary in subsequent amendments.

5. It appears that you are relying upon an exemption from registration in connection with your issuance of shares. We note the reference on page two to the 2.191 million shares to be issued to certain Elmet shareholders. Please advise us as to the exemption upon which you rely and the basis for your reliance upon such exemption.

6. In this regard, we note that Mr. Jensen may contribute to Elmet up to 1,730,740 shares of Elmet common stock, constituting approximately 11% of Elmet's outstanding shares, which Elmet will then reissue as a stock bonus to up to approximately 16 officers and employees of Elmet.   Please advise us as to the exemption upon which you rely and the basis for your reliance upon such exemption.

7. Please file all schedules, exhibits, and attachments to the documents filed as annexes to your preliminary proxy.

8. Please provide the Staff with a copy of the commitment letter(s) with Bank of America relating to your proposed new $70.0 million senior secured credit facilities, including all schedules, exhibits, and attachments. Please include a copy of the commitment letter as an appendix with your next amendment.

9. Please revise throughout your proxy to clearly explain Elmet's business. Currently you use vague terms and phrases such as "Elmet provides highly-engineered products and solutions to its global customers by incorporating features which it designs with its customers into Elmet's components." You state that Elmet specializes in Molybdenum and tungsten. However, without specialized knowledge of the industry, it is unclear what this means or for what purposes Elmet's components are used. If a substantial part of Elmet's business involves the manufacture of filaments or parts for light bulbs that are sold to Philips and others, revise to so state.

10. As another non-exclusive example, risk factors eight, nine and others refer to "products," "industry," "specialty materials market" and "customers" without explaining Elmet's products industry, specialty materials market or customers.

Questions and Answers About the Proposals, page 1

11. Please revise the reference to "Elmet's founder and chief executive officer" on page three and elsewhere to instead refer to Mr. Jensen's status as the officer who conducted a buyout of the former Philips Lighting operation in January 2004, or advise. In this regard, we note the statement on page 90 that the molybdenum and tungsten operations began in 1929, and it appears that Mr. Jensen's started working there in the 1980s.

12. After the fourth question and answer addressing Mr. Jensen's continued role with the company, please revise to include a question and answer that quantifies the price and cash he contributed to the January 2004 buyout of the former Philips Lighting operation. Quantify the aggregate consideration Mr. Jensen paid for his percentage ownership, not including any debt. This question and answer should also identify and quantify any past and anticipated repayments or transfers to Mr. Jensen under common stock repurchases, dividends, conversion of warrants or preferred shares or other arrangements. Please revise risk factors consistent with this comment.

13. Please supplement the eighth question and answer with one that addresses any payments to be received by HAC officers or directors by virtue of their interests in Elmet, including their holdings in entities whose investments include Elmet securities. Revise risk factor five consistent with this comment.

14. Please add a question and answer that quantifies the January 2004 and other investments in the target business to the extent HAC officers and directors participated in such investments, both directly and indirectly through New England Partners and other entities. Present the investments as dollar values and as percentages of ownership in the target business at the time. Revise risk factor five consistent with this comment.

15. We note the statement on page nine that officers and directors may solicit proxies by mail, personal contact, letter, telephone, facsimile and other electronic means. Please confirm that you will file any scripts, outlines, instructions or other written materials you will furnish to individuals soliciting proxies. Refer to Rule 14a-6(c) of Regulation 14A.

16. We note the statement in question and answer 10 and elsewhere regarding the lack of a stockholder approval requirement under Delaware law. Please advise us of your legal analysis for this statement in light of the conditions to closing, such as amendments to your articles of incorporation and Section 271 of the DGCL.

17. Please refer to question and answer 13 and the reference to $5.76. The amount shareholders are entitled to according to the Form S-1 is approximately $5.78. Please revise to indicate the reason for this change in the company's estimate.

18. We note your disclosure that approximately $31.9 million of the purchase consideration will be used to pay off all of Elmet's then outstanding debt at closing. Include a question and answer after question and answer number five to quantify the amount of debt that is currently owed on an individual and aggregate basis; the identity of the parties, including related parties; and the amount that will be paid off as a result of this merger.

19. Consistent with this comment, revise risk factor one on page 23 to disclose how much of the debt to be paid is debt incurred as part of the January 2004 management buyout.

20. We note the disclosure "We plan for Elmet to accelerate…growth by finding and acquiring businesses with complimentary products and customer relationships." Disclose

all transactions that Elmet has or is currently considering or affirmatively disclose that there are none. Disclose definitions for all terms used in such disclosure. We may have further comment.

21. We note that Robert Hanks served as a member of the Elmet board of directors and certain of your officers and directors, or private equity firms with which they are affiliated, are the holders of Elmet stock. Please include a question and answer and disclosure where appropriate discussing the nature of each ownership interest on an individual and aggregate basis. We may have further comment. Revise risk factor five consistent with this comment.

Summary of the Proxy Statement, page 10

22. Please revise the third paragraph on page 10 to disclose the basis for the statement that Elmet is one of the few companies in the world having fully-integrated engineering and manufacturing capabilities for advanced enabling materials consisting of refractory metal products.

23. Please revise to update here and where appropriate, including the last risk factor on page 32, the amount of expenses that you have incurred since the completion of your public offering.

24. Please revise to disclose if Elmet shareholders voted to approve the acquisition, including the results of any such vote.

25. We note your discussion in this section and throughout your proxy of the contingent payment structure to be paid to Elmet stockholders based upon calculations of EBITDA (determined in accordance with the stock purchase agreement). Please disclose management's views on the likelihood of the post-combination company reaching such thresholds in light of Elmet's financial performance since the management buyout was effected on January 1, 2004. Please provide specific reference to Elmet's performance for December 31, 2004, December 31, 2005, and December 31, 2006, calculated in accordance with the same formula that will be used for determining the contingent payments.

Interested of our Directors and Officers in the Acquisition, page 16

26. Please revise the discussion of interests of HAC insiders to include their interests, on an individual and aggregate basis, in any entities that have invested in either Elmet or Elmet's affiliates.

27. Your revised disclosure should quantify interests by dollar value, percentage of ownership, date of investment, and type of investment, such as preferred shares, warrants or common stock. Also include any dividends, share repurchases or other payments received by HAC officers and directors or their affiliated entities such as New England Partners.

28. Clarify here and in the appropriate section if Mr. Hanks was aware of HAC's business when he engaged in the transactions to acquire his interests in Elmet. Also, revise to disclose any preexisting relationship between your insiders and Mr. Jensen. Note that preexisting relationships include the periods before and after your formation. Your revised disclosure should clarify the extent to which Mr. Hanks or your insiders took part in the Elmet management buyout, which closed in January 2004 when Mr. Hanks became a director of Elmet.

Selected Historical and Pro Forma Financial Information, page 17

29. In this section as well as on pages 48-49 and various other areas of the document, we note your discussions of EBITDA and adjusted EBITDA, as they relate to contingent payments. It appears the discussion of these measures in this context should be limited to the "Contingent Payment" section on page 61. Please revise to remove reference to these non-GAAP measures in all areas of the document except for in the "Contingent Payment" section or explain to us in detail why you believe your current presentation is appropriate.

Risk Factors, page 23

30. Please revise risk factor two to quantify the approximate amount of interest to be paid on such borrowings.

31. Please revise risk factor three to indicate if you would be unable to cover the purchase price of the acquisition if 19.9% or fewer shares are voted against it.

32. We note the last sentence in risk factor seven. Please revise to provide an aggregate number of common shares if all of such shareholders elect to exercise, and include the percentage of total outstanding.

33. Please revise risk factor 13 to quantify the percentage of your sales to Philips Lighting and its affiliates.

34. Please revise risk factor 23 to indicate whether Elmet currently maintains internal controls and whether those internal controls have been established according to standards established by the PCAOB.

Failure to Vote, Abstentions and Broker Non-Votes, page 37

35. Please revise here, page 11, and where appropriate to disclose, if true, that if you fail to receive approval for any one of the three proposals the acquisition will not proceed.

Approval of the Acquisition, page 39

36. In light of your CEO's then current role as a director of Elmet, please clarify the use of the words "we understand" when describing on page 40 the actions taken by Elmet. It would appear that your CEO would have had personal knowledge of such matters. Your revised disclosure should clearly indicate Mr. Hanks's role as a source for HAC's actions.

37. We note the statement on page 39 that the agreement is the result of arm's-length negotiations. Please revise to clarify this statement in light of HAC's officers' and directors' direct and indirect Elmet holdings and Mr. Hanks's participation on the board of Elmet until September 29, 2006.

Background of the Acquisition, page 39

38. We note your disclosure on page 39 that, seeking out acquisition candidates, "we were seeking to acquire an existing business capable of operating as a public company, with strong operating systems, growth potential, proprietary products with significant margins, and audited financial statements either from inception or for at least the last three fiscal years. For the reasons discussed below, we believe our proposed acquisition of Elmet is a transaction which satisfies these acquisition criteria."

Please specifically detail how you believe the acquisition of Elmet satisfies your objective of acquiring an existing business with "proprietary products with significant margins, and audited financial statements either from inception or for at least the last three fiscal years" as the support for your belief is not clear to the Staff.

39. We note the following disclosure on page 41:

"In their capacities as a member of the board of directors of Elmet and as representatives of New England Partners or Latona Associates Fund, as applicable, certain members of our management team had general discussions with Elmet's management on numerous occasions over the last two years regarding various strategic alternatives available to Elmet and its stockholders."

Please revise to identify such discussions, including the dates, circumstances, parties involved and substance of the discussions. Disclose whether the sale of Elmet to a SPAC or similarly-structured entity was discussed. Additionally, affirmatively disclose whether HAC was ever directly or indirectly discussed as a potential acquiror.

40. You also disclose that "the preliminary contacts and discussions involving members of our management team regarding a business combination of us with Elmet were coordinated and managed by Bigelow, in its capacity as Elmet's financial advisor, and did not occur prior to May 4, 2006." Revise to disclose the basis on which the company determined that the discussions conducted by the "certain members of management" were "[i]n their capacities" as directors or representatives of Elmet or its shareholders and not in their capacities as employees, directors or shareholders of HAC.

41. In this regard, it is unclear how the company determined that "certain members of management" with knowledge of the "various strategic alternatives available to Elmet and its stockholders" should not be considered to have had "preliminary contacts and discussions…regarding doing a business combination" between Elmet and HAC prior to May 4, 2006. We may have further comment.

42. Please disclose in your preliminary proxy the extent to which your IPO prospectus disclosed that:

- "In their capacities as a member of the board of directors of Elmet and as representatives of New England Partners or Latona Associates Fund, as applicable, certain members of our management team had general discussions with Elmet's management on numerous occasions over the last two years regarding various strategic alternatives available to Elmet and its stockholders."

- "In October 2005, Elmet's board of directors began preliminary discussions regarding Elmet's growth strategy and corporate direction and that the outcome of these discussions was a decision to explore strategic alternatives to enable Elmet to expand into new markets and provide liquidity for Elmet's stockholders."

43. In connection with the preceding comment, please disclose in your proxy each and every contact between each person who has ever been an officer, director, or advisor of HAC and any representative of Bigelow which related to the possibility of a business combination between Elmet and HAC, including dates and parties involved.

44. Please disclose all communications between the five members of your management with direct or indirect financial interests in Elmet, either "in their capacities as a member of the board of directors of Elmet and as representatives of New England Partners or Latona Associates Fund, as applicable," or otherwise, and any representative of Elmet relating to the possibility of a business combination with HAC.

45. We note the disclosure on page 41 that "On June 9, 2006, Bigelow, on behalf of Elmet, informed us that we were one of those bidders submitting an initial indication of interest which Elmet had selected to advance to the next round in Elmet's process for selecting an investor in or purchaser of Elmet." Please disclose the number and names of the other bidders Elmet had selected to advance to the next round. We again note that your CEO Robert J. Hanks was a member of the Elmet board at the time.

46. Please provide the Staff with the names of the 113 firms you disclose on page 41 to have been contacted in May and June 2006 and dates of contact.

47. Please revise to identify the individual entities, parties involved and other information in your background discussion section. Currently you use the vague term "certain" and do not identify the identities of persons or entities or describe the information or modifications related to the negotiations. As a non-exclusive list, please revise to disclose the persons, entities and information in the following instances:

- the number and identity of "potential business opportunities" discussed during your May 11 and 12, 2006 meetings mentioned on page 41;

- the individuals referenced by "we had telephone conversations with Bigelow" on page 41;

- the information referenced by "additional information about Elmet" on page 41;

- the individuals referenced by "Elmet's management" in the carryover sentence on pages 41 and 42;

- the individuals referenced by "members of our board" and "members of the Elmet's senior management" on page 42;

- the entities referenced by "other potential target," "one such other potential target" on page 41;

- the modifications referenced by "certain proposed modifications" on page 42;

- the individuals referenced by "certain of our directors and officers and their affiliates" on page 42 and elsewhere

Other non-exclusive examples include references to "seven of them" on page 40, "suggested revisions," "several modifications," "certain terms," "disagreed with others," "various negotiation issues," "13 companies," and "some of these discussions" on page 43 and "one such potential target" on page 44.

48. Disclose the date upon which it was first decided that "members of [y]our management team who had no prior relationship with Elmet" were "to determine whether Elmet might be a target worth pursuing" as you discuss on page 41. Your revised disclosure should identify the parties and explain the circumstances surrounding any decision to have individuals with no prior relationship with Elmet determine whether to pursue an acquisition with Elmet. For example, it is unclear how Bigelow became aware of such persons when it "arranged for Todd Fitzpatrick … and members of our management team who had no prior relationship with Elmet" to further consider the acquisition of Elmet. If Bigelow's arranging disinterested members of management was a coincidence or due to other reasons, please revise to so state and clarify.

49. In this regard, revise to disclose any discussions to limit diligence, analysis, negotiations and other communications with, or evaluation of, Elmet to disinterested members of management at any time leading up to the decision on July 19, 2006 to form a special committee of disinterested directors. Disclose the persons and circumstances involving such discussions.

50. With respect to the decision on July 19, 2006 to form a special committee, revise to disclose the dates, parties involved and substance of any discussions between Messrs. Carson, Cady, Mahoney, Hanks, Dullum, Fitzpatrick, Young, and Durkin, your affiliates or representatives, or any subset thereof, relating to Elmet as a potential target and the decision to create a special committee.

51. We note your disclosure on page 44 that your CEO resigned from Elmet's board of directors on September 29, 2006. Please disclose whether his seat on the board was subsequently filled and, if so, whether such replacement had any affiliations, connections, or relationship with New England Partners, Latona Associates Fund, or HAC.

52. Please disclose the reasons for Mr. Hank's resignation from the Elmet board, including the reasons for the timing of the resignation.

53. Please provide the Staff with a copy of the two-week exclusivity agreement referenced on page 43, including all schedules, exhibits, and attachments.

54. Please disclose the date upon which Elmet determined HAC to be the only bidder it would consider for acquisition.

55. Please revise to describe the 25 potential targets you identify on page 40, including the seven for which you conducted more detailed due diligence. Without further disclosure it is unclear why HAC chose to propose the Elmet acquisition instead of one of the others described in the background section, such as the "one such potential target" that received a letter of intent.

Factors Considered by Our Board of Directors in Approving the Acquisition, page 44

56. We note the statement on page 44 regarding the board of directors that "the conclusions described below in making their decision to approve the acquisition and the stock purchase agreement…" Please revise to clearly summarize the conclusions in the beginning of this section.

57. We note (1) the disclosure on page 46 of your Form S-1 that you would not execute an affiliated transaction "unless we obtain an opinion from an independent investment banking firm that the business combination is fair to our stockholders from a financial point of view" and (2) the disclosure in your preliminary proxy materials of Houlihan's

opinion that "the consideration to be paid by us in the acquisition is fair, from a financial point of view, to our stockholders who are unaffiliated with Elmet." Please revise to disclose whether or not your independent directors or the entire board determined that the consideration to be paid in the acquisition is fair to stockholders who are unaffiliated with Elmet. If so, revise to explain if the independent directors or entire board solely relied upon Houlihan's valuation in making the determination.

58. We note your disclosure that "Many of Elmet's products are critical components of end-products produced by original equipment manufacturers." Please disclose the category(ies) of end-product(s) in which Elmet's production is used. Disclose the top five end-product(s) in terms of revenues earned.

59. We note the following disclosure on page 46: "While our board of directors notes that Elmet's level of sales in the first nine months of 2006 were less than in the comparable period of 2005, our board believes this was caused by circumstances affecting two specific customers and a delay in the offerings of certain of Elmet's new products which are now expected to commence during 2007 and subsequent years.

Please clarify your disclosure to detail how a decrease in revenue may be caused by the delay of introducing new products, and identify the new products that you mention.

Please detail the "circumstances affecting two specific customers" and identify those customers.

60. Please identify the specific items in the "attractive pipeline of new products in development" that your board feels provide Elmet with "a solid platform" from which to grow.

61. We note your disclosure that HAC's board "believes that Elmet has experienced early success" expanding into the refractory metals manufacturing market. In light of your disclosure that Elmet entered the market in 1942, and has operated since management buyout for over three years, please clarify your use of the term "early" and provide details as to the success HAC's board feels Elmet has experienced.

The Purchase Price for Elmet is Reasonable, page 47

62. We note the following disclosure on page 48: "In a selection of such transactions announced over the past five years involving acquired companies whose revenues and EBITDA margins were basically similar to those of Elmet, of which the committee was

aware based on their activities and the Houlihan report, the multiples of EBITDA to enterprise value were between 8.9x and 12.5x."

Please disclose the details of such analysis, including discussion of the revenues and EBITDA margins.

63. Please expand the discussion of the reasons for the recommendation of a vote "for" the merger to incorporate the January 2004 management buyout of the Philips Lighting operation. Your revised disclosure should address, in quantified terms, Mr. Jensen's investment and the participation of HAC officers and directors in the buyout.

64. Please expand your discussion of potential negative factors on page 50 to address the supply agreement with Philips Lighting, in which prices were fixed in 2004 and will be reduced by 2.5% each subsequent year of the contract through its expiration in December 2008. It appears that relevant negative factors include the reduction in revenues and cash flows from operations in 2006, the loss of two customers in the same period and Elmet's highly leveraged balance sheet. Also, address the company's accumulated deficit and the known reasons for Philips Lighting's owner's decision to dispose of the Lewiston, Maine operations.

Fairness Opinion, page 51

65. Please provide the Staff with a copy of the Houlihan engagement letter discussed on page three, including all schedules, exhibits, and attachments. Disclose throughout your proxy whether HAC shareholders may rely upon the Houlihan opinion.

66. We note the statement on page 58 that approval of the acquisition is not conditioned upon the adoption of the amendment proposal or the incentive compensation plan proposal. You also state that "[h]owever, approval of the incentive compensation plan proposal is a condition to the closing of the acquisition." It is unclear how the acquisition is not effectively conditioned upon approval of the incentive compensation plan proposal if that plan is a condition to the closing of the acquisition. Please revise to clearly indicate here and where appropriate which proposals must be approved for the acquisition to be consummated. For example, it is unclear if or how the acquisition may go forward if shareholders do not approve the amendment proposal.

67. We note the disclosure on page 40 that "in January and February 2006, the Elmet board decided to explore a recapitalization or sale and met with several financial advisors, including The Bigelow Company LLC … to discuss the marketing of Elmet to potential

investors or buyers. Elmet subsequently selected Bigelow …" Please disclose the factors that were considered in the determination to select Bigelow as the "financial advisor" for the transaction.

68. Please revise to disclose whether or not Houlihan, in evaluating Elmet's enterprise value, received information pertaining to and considered Mr. Jensen's management buyout price from January 2004. We may have further comment.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 75
Note 2 – Pro Forma Adjustments, page 81

69. Please revise to clarify the nature of the $34,241,000 payoff of indebtedness and related terms and conditions. Explain why the amount has been excluded from the purchase price allocation. Clarify whether the indebtedness is included in the liabilities of Elmet as of October 1, 2006.

70. On page 73 you state, "we will use between $35.0 million and $50.0 million of borrowings under the $50.0 million term loan facility on the closing date of the Elmet acquisition in order to pay off all of Elmet's then outstanding debt and to finance a portion of the cash consideration we will then deliver to the Elmet stockholders." Revise the pro forma footnotes to discuss the new loan facility. Clarify the expected timing of the facility and why you have included $50 million of the loan facility as opposed to $35 million in the pro forma financial statements. Clarify whether you will require $50 million in loan proceeds under the assumption there are no conversions.

71. We note your adjustment to the book basis of inventory and property, plant and equipment in pro forma adjustment b. Explain to us how you determined the fair value of these assets. Tell us if you utilized a third party valuation firm. Provide us with your basis for the increase in value of these assets. Also, clarify in the footnotes whether you performed a fair value analysis for all acquired assets and liabilities that were previously recorded at historical cost.

72. Based on your disclosure for pro forma adjustment b, it appears you have assigned the entire excess purchase price to goodwill. The purchase price should be allocated to specific identifiable tangible and intangible assets (such as contracts acquired, customer relationships, etc.) and liabilities. If the allocation is preliminary, significant intangible assets likely to be recognized should be identified and uncertainties regarding the effects of amortization periods assigned to the assets should be highlighted. Please refer to paragraph 39 and A10-A28 of SFAS 141 and revise accordingly.

73. We note the elimination of $2,227,000 of common stock purchase warrants in notes b, j and o. On page F-16 you state the warrant holders are "entitled" to redeem the warrants upon change of control. Since the disclosure does not state the warrant holders will redeem the warrants upon change in control, please tell us why you have eliminated the common stock purchase warrants in the pro forma financial statements.

74. We note pro forma adjustments h and m. Please expand your disclosure to explain the basis for these adjustments and the method used to determine the amounts.

75. We note the pro forma adjustment to eliminate interest expense at notes k, p, s and w. Please expand your disclosure to explain the basis for these adjustments and the method used to determine the amounts.

76. Please expand the description of pro forma adjustments k, p, s and w to disclose the interest rate and other applicable terms of the new $50 million long-term debt.

77. We note the pro forma adjustment to eliminate interest income at notes t and x. Please expand your disclosure to explain the basis for these adjustments and the method used to determine the amounts. Also the disclosures state you "include" interest income from remaining cash balance. It appears interest income is being eliminated from the pro forma statements. Please clarify this disclosure.

Note 3 – Purchase Price Allocation, page 84

78. Discuss the specific factors that may result in a different purchase price and the likelihood of material changes to the expected purchase price from these factors.

Note 4 – Working Capital Adjustment, page 84

79. Clarify the nature of the "effects of the working capital adjustment that may be effected as of the closing" and tell us why these adjustments have been excluded from the pro forma financial statements. Disclose the change in consideration that would result from the working capital as of the most recent balance sheet date presented. If the ultimate amount of the adjustment is expected to be materially different, discuss and provide appropriate explanation.

Note 5 – Contingent payment, page 84

80. On page 25 you state you may issue $11.2 million of common stock pursuant to the contingent payment provision of the stock purchase agreement. Please revise to discuss the terms of this contingency and any other contingent payments in the notes to the pro forma financial statements. Explain the expected accounting treatment and its basis in SFAS 141.

General Description of the Amendment Proposal, page 85

81. You state that, "[i]f the acquisition is not approved, the amendment proposal will not be presented for approval at the special meeting." Please explain your anticipated procedures and timeline for receiving and administering the vote for the proposals, including the name of any service that you anticipate hiring for such purposes. It appears that the amendment and the acquisition are conditioned upon one another.

Information About Elmet Technologies, Inc., page 90

82. Affirmatively identify all of the institutional investors referenced in the second paragraph of page 90. Affirmatively identify all connections, relations, and affiliations with officers and directors of HAC.

83. We note the disclosure in the second paragraph on page 90 that Elmet is the result of a management buyout of a business from Philips Electronics. We also note your disclosure on page 91 that Elmet is organized into two business sectors:

- Purchased Products, for which Philips resales constitute 97% of total revenues, and

- Manufactured Products, for which Philips appears to be a major customer.

Further, we note the disclosure on page 95 that: "Elmet historically has been successful in passing along increases in raw material prices to its customers; however, it must generally also pass along decreases in raw material prices to its customers." (emphasis added)

Please disclose in the second paragraph on page 90 the total revenues generated by each business sector, the percentage of Manufactured Products and Purchased Products revenues generated by transactions to or from Philips, any of its related entities, and any entities related or connected to officers and directors of HAC.

Additionally, please disclose the sum of both categories as a percentage of total Elmet revenues.

84. We note your disclosure on page 91 that "Elmet estimates that the global market for refractory metals is approximately $1 billion." In the same location, provide the basis for such estimate, disclose whether such market corresponds to what you describe as Elmet's line of business ("one of the world's few "fully-integrated" specialty metals manufacturing companies, employing a team consisting of metallurgists, engineers and operations personnel experienced in working with specialty materials"), and disclose the approximate percentage of such global market that Elmet possesses.

85. We note the disclosure on page 91 with respect to sales of tungsten and molybdenum powder. Please disclose the relevance to Elmet's operations. It is unclear if Elmet engages in such sales activities in addition to sales of component parts made from such powders.

86. We note the disclosure on page 94 with respect to end markets for purchased products. Identify the top ten customers of Element's purchased products and affirmatively note those that are related to Philips and any entities related or connected to officers and directors of HAC.

Please provide equivalent disclosure with respect to Manufactured Products, both in terms of customers and affiliations.

87. Please revise to disclose the material terms of your supply and other agreements with Philips and confirm your understanding that they are material agreements that will be filed as exhibits upon completion of the acquisition.

Management's Discussion and Analysis, page 99

88. Revise to include a management discussion and analysis for Harbor Acquisition Corporation in accordance with Item 303 of Regulation S-K.

89. We note the disclosure in your Form S-1 and your proxy that, although the company seeks to have all vendors, prospective target businesses or other entities it engages execute agreements waiving any right, title, interest or claim of any kind in or to any monies held in the trust, there is no guarantee that they will execute such agreements. Please revise here and where appropriate to update your efforts in this regard for Elmet, Houlihan, Bank of America and any vendors or other entities you have engaged since the IPO.

90. We also note disclosure that the company's directors severally agreed that they will be personally liable to ensure that the monies in the trust are not reduced by the claims of target businesses or vendors or other entities that are owed money by HAC for services rendered, contracted for or products sold to HAC. Similarly revise to identify the expenses incurred to date and possible future obligations, such as the $3 million termination fee, for which the officers and directors are or will be liable, and identify those expenses and possible future obligations for which they are or will not be liable.

91. Please revise to clarify the company's obligation to bring claims against the directors to enforce such obligations.

Results of Operations, page 105

92. Revise your disclosure on the bottom of page 105 to include an expanded discussion of the improved product mix and addition of three significant new customers in the year ending December 31, 2005. Include in this discussion the total increase in revenues due to these changes as well as due to the increased selling prices. Also discuss whether the new customers purchased manufactured or purchased products and the underlying reason for the increase in new customers.

93. In the second to last paragraph on page 108 you state "[p]rior to 2004, Elmet did not accrue any expense." Revise to clarify whether the company had no expenses to accrue or whether you recorded expenses on a cash basis. We may have further comments on this upon review of your response.

Liquidity and Capital Resources, page 109

94. On the bottom of page 26 you state you anticipate making significant upgrades to your equipment and technology and anticipate investing approximately $14.0 million in the aggregate during 2007, 2008 and 2009. Revise to provide the disclosures required by Item 303(a)(2) of Regulation S-K.

95. You state there was $4.6 million outstanding on the line of credit as of October 1, 2006. According to the financial statements on this date, $5.6 million was outstanding on the line of credit. Please reconcile and revise as necessary.

96. We note the statement on page 109 that "[i]f Elmet were to continue as an independent company, it would likely take similar actions in the future." Please revise to quantify current cash on hand and cash requirements for the next 12 months. Disclose the current payments to be made on all outstanding debt should this transaction not proceed.

Contractual Obligations, page 110

97. We note dividends payable and other long-term liabilities on the balance sheet. In accordance with Item 303(a)(5) of Regulation S-K, revise to present other long-term liabilities in your table of contractual obligations where material.

Critical Accounting Policies, page 111

98. Revise the accounts receivable disclosure to discuss the nature of the critical accounting estimates and assumptions affecting the account. These estimates and assumptions may relate to any highly uncertain matters or matters highly susceptible to change and the impact of these estimates and assumptions on financial condition and operating performance. You may refer to the Commission's guidance concerning Critical Accounting Estimates and revise Management's Discussion and Analysis to comply with the required disclosures as necessary. The guidance is available on the SEC website at www.sec.gov./rules/interp/33-8350.htm. Please see section V. Critical Accounting Estimates.

Directors and Executive Officers, page 118

99. Please revise to disclose whether or not you anticipate entering employment agreements with individuals other than Messrs. Jensen and Miller. If you do anticipate entering such

agreements, please revise risk factors to disclose that those individuals will receive compensation following the acquisition, and that the shareholders will not be made aware of the terms of compensation arrangements until after the acquisition is completed.

Beneficial Ownership of Harbor Securities, page 124

100.   Please revise to disclose the natural persons who hold the voting and dispositive powers associated with securities attributed to entities.

101.   Please advise us of the reasons for the different holdings of officers and directors in this table compared to the Principal Stockholders table in the Form S-1. Advise us of any purchases in the aftermarket by these individuals.

102.   Please revise the last paragraph on page 125 to identify the "[c]ertain" initial stockholders and quantify their individual warrant holdings.

Certain Relationships and Related Transactions, page 126

103.   Please revise the third full paragraph on page 127 to quantify the amount of out-of-pocket expenses incurred by officers and directors to date.

104.   Please revise the first bullet point on page 127 to identify the individuals and describe and quantify the interests that accrue from each person's direct and indirect holdings of Elmet. For example, identify and quantify any past and anticipated dividends, common stock repurchases, warrant or preferred stock conversions, director's fees, and other payments by or arrangements with Elmet. Your revised disclosure should also identify and quantify any participation by the individuals, or private equity firms with which they are affiliated, in the January 2004 buyout of Elmet's predecessor entity.

105.   Please revise the carryover bullet point on pages 127 to 128 to quantify the market value of common shares underlying the warrants.

Financial Statements, page F-3
Statement of Operations, page F-4

106.   Disclose the nature and amount of the major components of selling, general and administrative expenses in a note or state them separately on the statement of operations for all periods presented.

Statement of Cash Flows, page F-6

107.   We note you are reporting the change in accounts receivable and inventory as net on this Statement. Revise to separately report the valuation allowance and reserve for excess and obsolete inventory, respectively, as adjustments to reconcile net (loss) income to net cash provided by operating activities.

108.   We note the principal payments and proceeds from issuance of long-term debt on this Statement. On pages F-10 and F-11 it appears a note in the amount of $5,158,652 was paid in full during 2005 and monthly payments on various other notes were also made throughout the year. Also, it appears you obtained cash of at least $22 million from notes payable originated during 2005. Please reconcile these apparent payments and receipts to the amounts reported as principal payments ($2,277,699) and proceeds from issuance of long-term debt ($19,406,680) on the statement of cash flows.

Business Description and Acquisition of the Company, page F-7

109.   We note the goodwill recorded as a result of your acquisition of Phillips. Please tell us how you determined the excess purchase price was to be recorded as goodwill instead of as identified intangible assets. Tell us if you used a third party valuation firm. Refer to paragraph 39 and A10-A28 of SFAS 141.

110.   Revise to include all of the disclosures required by paragraphs 51-55 of SFAS 141.

Note 1 – Summary of Significant Accounting Policies, page F-7
Inventory, page F-8

111.   We note the discussion of consigned inventory from your suppliers on page 94
and 108. Revise to disclose your accounting policy for consigned inventory in the notes
to the financial statements.

Property, Plant and Equipment, page F-8

112.   We note your disclosure stating the fixed assets have useful lives of three to 25
years. Revise to disclose the useful lives of the assets for each fixed asset category
reported on the face of the balance sheet.

Revenue Recognition, page F-9

113.   Revise to disclose how and when you meet the four criteria outlined in SAB
Topic 13 for recognizing revenue for each revenue-generating activity.

Note 6 – Interest Rate Swaps, page F-12

114.   Revise to disclose whether your interest rate swaps are considered fair value or
cash flow hedges and provide the disclosures required by paragraphs 45 of SFAS 133.

Note 11 – Capital Stock and Warrants, page F-15
Acquisition, page F-15

115.   We note the 11,872,000 shares of common stock issued for no cash consideration
to the chief executive officer and certain third parties in connection with the acquisition.
Please tell us how you determined the value of the common stock. Tell us how you
considered EITF 96-18 and SFAS 123 in computing the value of the common stock. Tell
us the purpose for the issuance of the common stock and explain to us your accounting
treatment for the debit side of the entry. Although no cash consideration was received in
exchange for the common stock, it is not clear why compensation expense was not
recorded for the fair value. If you consider the fair value of the common stock to be
nominal on the date of issuance, please explain the basis for this conclusion, considering
the simultaneous acquisition with the operating company.

116.   Revise to disclose the specific redemption provisions and other significant terms and conditions of the preferred stock and, if mandatorily redeemable, explain how you analyzed the preferred stock under SFAS 150.

117.   In the last paragraph of page F-15, you state the preferred stock dividends are cumulative. However, under the section titled "Acquisition" you state the dividends are participating. Please revise to provide consistent information throughout the document.

Warrants, page F-16

118.   We note your disclosure stating you adopted SFAS 150 effective January 1, 2005. Refer to paragraph 29 of SFAS 150 and explain to us why this Statement was not yet adopted as of December 31, 2004. We may have further comments upon review of your response.

119.   Provide us with a copy of the Securities Purchase Agreement effective January 1, 2004.

120.   Please explain in detail your accounting for these warrants, including the initial sale, each subsequent transaction to repurchase the warrants, and other related entries. We note the warrants are redeemed based on the "estimated fair value of the equity of the Company, which is based on a formula defined in the warrant agreements." Please provide us with a copy of this warrant agreement.

121.   It does not appear you have recorded the change in fair value of the common stock purchase warrants in the statement of operations as of October 1, 2006, in accordance with EITF 00-19. Please revise to restate your financial statements or explain to us why there was no apparent change in fair value during these periods.

Note 14 – Subsequent Events, page F-17

122.   Please revise MD&A to discuss the March 20, 2006, Settlement Agreement. Discuss the terms and conditions of the agreement and the accounting treatment of the related amounts. Discuss the estimates and assumptions underlying your reserves and quantify the potential "significant impact" on your future results of operations. Revise the discussion of accounts receivable in MD&A to discuss the amounts owed from this

customer, their age as of October 1, 2006, and the factors considered in determining the reserve for the amounts as of that date.

Note 16 – Operating Segments and Related Information, page F-19

123.   Revise to provide all of the disclosures required by paragraphs 25-28 of SFAS 131. Also, it appears the total net income reported in the notes to the interim financial statements on page F-34 does not agree with the net income reported in the statement of operations on page F-22. Please reconcile these amounts and revise as needed.

Reclamation and Remediation

124.   We note your discussions throughout the non-financial portion of document related to environmental remediation and compliance costs. On page 98 you state that Philips has agreed to indemnify you for environment costs, penalties and liabilities related to pre-closing environmental matters. However, the amount of an environmental liability should be determined independently from any potential claim for recovery, and an asset relating to the recovery should be recognized only when realization of the claim for recovery is deemed probable. Also, it appears you may incur costs related to reclamation and remediation post-closing. Revise to discuss your potential environmental remediation obligations, with separate discussion of potential recovery from Philips. Tell us how you determined the amount of any recognized liability or discuss how you concluded no liability was necessary. Describe your consideration of all relevant facts and circumstances. Refer to SOP 96-1 and SAB Topic 5Y and explain how you have addressed the relevant guidance and the basis for your accounting treatment.

Product Liability

125.   We note your disclosure related to product liability risks on pages 29-30. Revise the notes to the financial statements to discuss whether you encounter product liability in the ordinary course of business and the nature of the exposure. Disclose any liabilities recorded in the financial statements. Also, discuss how your accounting treatment complies with SFAS 5 and SAB Topic 5Y.

Interim Financial Statements, page F-21

126.   Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

127.   Revise the interim financial statements and notes thereto to comply with our comments to the annual financial statements as applicable.

Balance Sheet, page F-21

128.   On the bottom of page F-17 you state the settlement agreement with your customer calls for a $1 million payment over a three year period. Clarify why the entire notes receivable balance is classified as short-term.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or James Lopez, who supervised the review of your filing, at (202) 551-3536.

Sincerely,

John Reynolds
Assistant Director

cc: John D. Chambliss (by facsimile)
        fax: 617-305-3160